POLYMET MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2021

PolyMet Mining Corp.

Condensed Interim Consolidated Balance Sheets

Unaudited - All figures in thousands of U.S. Dollars

	March 31, 2021	December 31, 2020
ASSETS

Current
Cash	$6,463	$3,554
Amounts receivable	400	385
Prepaid expenses	1,354	1,203
	8,217	5,142
Non-Current
Restricted deposits (Notes 6 and 11)	13,253	12,976
Amounts receivable and other assets	2,485	2,647
Mineral property, plant and equipment (Note 4)	417,257	415,559
Intangibles (Note 5)	24,378	24,390
Total Assets	465,590	460,714

LIABILITIES

Current
Accounts payable and accruals	3,444	2,755
Lease liabilities	108	106
Promissory note (Note 9)	16,889	16,629
Environmental rehabilitation provision (Note 6)	1,193	893
	21,634	20,383
Non-Current
Accruals	-	637
Lease liabilities	423	451
Convertible debt (Note 8)	25,068	18,747
Environmental rehabilitation provision (Note 6)	50,976	50,857
Total Liabilities	98,101	91,075

SHAREHOLDERS' EQUITY

Share capital	528,717	527,908
Equity reserves	70,691	69,953
Deficit	(231,919)	(228,222)
Total Shareholders' Equity	367,489	369,639
Total Liabilities and Shareholders' Equity	$465,590	$460,714

Nature of Business and Liquidity (Note 1)

Commitments and Contingencies (Note 13)

Subsequent Event (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD OF DIRECTORS:

            /s/ Jonathan Cherry              , Director           /s/ Dr. David Dreisinger        , Director

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Unaudited - All figures in thousands of U.S. Dollars, except for shares and per share amounts

	Three months ended
	March 31, 2021	March 31, 2020

Operations Expense
Resource evaluation	$1,514	$2,698
Salaries, directors' fees and related benefits	1,071	1,210
Share-based compensation (Note 10)	400	511
Public company and public relations	229	294
Professional fees	150	223
Office and administration	147	218
Depreciation and amortization	65	53
Loss from Operations	3,576	5,207

Other Expenses (Income)
Finance costs - net (Note 11)	990	2,497
Loss on foreign exchange	6	-
Gain on disposal of assets	(60)	-
Gain on financial asset fair value	(812)	(292)
Other income	(3)	(3)
Total Other Expenses (Income)	121	2,202

Total Loss and Comprehensive Loss for the Period	3,697	7,409

Basic and Diluted Loss per Share	$0.04	$0.07

Weighted Average Number of Shares - basic and diluted	100,862,592	100,588,276

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

Unaudited - All figures in thousands of U.S. Dollars, except for shares

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2019	100,523,026	$526,884	$64,648	$(207,392)	$384,140
Total comprehensive loss for the period	-	-	-	(7,409)	(7,409)
Debenture refinancing warrants	-	-	1,675	-	1,675
Vesting of restricted shares and RSU's (Note 10)	52,731	400	(400)	-	-
Share-based compensation (Note 10)	57,481	150	364	-	514
Balance - March 31, 2020	100,633,238	$527,434	$66,287	$(214,801)	$378,920

	Share Capital (authorized = unlimited)
					Total
	Issued	Share	Equity		Shareholders'
	Shares	Capital	Reserves	Deficit	Equity
Balance - December 31, 2020	100,733,778	$527,908	$69,953	$(228,222)	$369,639
Total comprehensive loss for the period	-	-	-	(3,697)	(3,697)
Debenture exchange warrants (Note 8)	-	-	1,199	-	1,199
Vesting of restricted shares and RSU's (Note 10)	85,510	605	(605)	-	-
Share-based compensation (Note 10)	58,032	204	144	-	348
Balance - March 31, 2021	100,877,320	$528,717	$70,691	$(231,919)	$367,489

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

Unaudited - All figures in thousands of U.S. Dollars

	Three months ended
	March 31, 2021	March 31, 2020
Operating Activities
Loss for the period	$(3,697)	$(7,409)
Items not involving cash:
Depreciation and amortization	65	53
Interest expense (Note 11)	780	329
Environmental rehabilitation provision accretion (Notes 6 and 11)	479	525
Share-based compensation (Note 10)	400	511
Unrealized loss on foreign exchange	-	4
Gain on disposal of assets	(60)	-
Gain on financial asset fair value	(812)	(292)
Changes in non-cash working capital
Restricted deposits	(277)	1,647
Amounts receivable and other assets	960	(1)
Prepaid expenses	(151)	227
Accounts payable and accruals	189	837
Net cash used in operating activities	(2,124)	(3,569)

Financing Activities
Debenture funding, net of costs (Note 8)	7,000	6,888
Cash settled RSU's (Note 10)	(209)	-
Net cash provided by financing activities	6,791	6,888

Investing Activities
Property, plant and equipment purchases (Note 4)	(1,758)	(2,491)
Intangible purchases (Note 5)	-	(62)
Net cash used in investing activities	(1,758)	(2,553)

Net Increase in Cash	2,909	766
Effect of foreign exchange on Cash	-	(4)
Cash - Beginning of period	3,554	7,401
Cash - End of period	$6,463	$8,163

Supplemental information - non-cash investing and financing
Capitalization of accounts payable and accruals to mineral property	$(117)	$399
Capitalization of share-based compensation to mineral property (Note 10)	136	143

The accompanying notes are an integral part of these consolidated financial statements.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity

PolyMet Mining Corp. was incorporated in British Columbia, Canada on March 4, 1981 under the name Fleck Resources Ltd. and changed its name to PolyMet Mining Corp. on June 10, 1998.  Through its 100%-owned subsidiary, Poly Met Mining, Inc. ("PolyMet US" and, together with PolyMet Mining Corp., "PolyMet" or the "Company"), the Company is engaged in the exploration and development of natural resource properties.

The Company's shares are listed on the TSX and NYSE American.  Glencore AG, a wholly owned subsidiary of Glencore plc (together "Glencore"), has a majority shareholder relationship with the Company as a result of Glencore's ownership of 71.4% of the Company's issued shares.

The Company's primary mineral property is the NorthMet Project ("NorthMet" or "Project"), a polymetallic project in northeastern Minnesota, United States of America, which comprises the NorthMet copper-nickel-precious metals ore body and the Erie Plant, a processing facility located approximately six miles from the ore body.

PolyMet received its Permit to Mine from the State of Minnesota on November 1, 2018, a crucial permit for construction and operation of the Project. The Minnesota Department of Natural Resources ("MDNR") also issued all other permits for which the Company had applied including dam safety, water appropriations, endangered and threatened species takings, and public waters work permits, along with Wetlands Conservation Act approval. In addition, PolyMet received air and water permits from the Minnesota Pollution Control Agency ("MPCA") on December 18, 2018. Further, PolyMet received the federal Record of Decision and Section 404 Wetlands Permit from the U.S. Army Corps of Engineers on March 21, 2019, which was the last key permit or approval needed to construct and operate the Project.

Legal challenges were filed in the Minnesota Court of Appeals contesting various aspects of the MDNR and MPCA decisions.  During the first quarter of 2020, the Court of Appeals remanded the Permit to Mine and dam safety permits to the MDNR for a contested case hearing and the air permit to the MPCA with instructions to provide additional information. The Company, MDNR, and MPCA petitioned the Minnesota Supreme Court to review these decisions.  Oral arguments were heard in October 2020 on the Permit to Mine and dam safety permits and in November 2020 on the air permit.  In February 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the air permit back to the MPCA.  The Supreme Court returned the case to the Court of Appeals to resolve items not specifically addressed in the Court of Appeals' original decision.  In April 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the Permit to Mine and dam safety permits back to the MDNR for an open-ended contested case hearing and instead limited the contested case hearing to one specific, narrow issue, regarding the effectiveness of bentonite clay capping for eventual closure of the tailings basin.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.

The realization of the Company's investment in NorthMet and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain and maintain permits necessary to construct and operate NorthMet, the ability to obtain financing necessary to complete the development of NorthMet, and to conduct future profitable operations or alternatively, disposal of the investment on an advantageous basis.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

1. Nature of Business and Liquidity - Continued

Given the ongoing development of the Project, the Company has experienced recurring losses from operations and net cash outflows for operating and investing activities, which are expected to continue until the Project is constructed and operational.  As at March 31, 2021, the Company had cash of $6.463 million and a working capital deficiency of $13.417 million, primarily due to the $16.889 million promissory note with Glencore being due December 31, 2021 (see Note 9).

The Company believes it is probable it will continue to receive funding from Glencore or other financing sources allowing the Company to satisfy future financial obligations, complete development of the Project and to conduct future profitable operations. Management's belief is based upon the underlying value of the Project, progress on obtaining and maintaining permits, ongoing discussions with potential financiers and the majority shareholder relationship with Glencore.  Glencore has committed to provide financial support to enable the Company to continue its business operations for the next twelve months from the date of the consolidated financial statements.

In late December 2019, a novel coronavirus ("COVID-19") was identified and subsequently spread worldwide.  On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic creating an unprecedented global health and economic crisis.  COVID-19's impact on global markets has been significant.  The duration and magnitude of COVID-19's effects on the economy, movement of goods and services, the copper market, and on the Company's financial and operational performance remains uncertain at this time.  As of the date of these statements, there has not been any direct impact on the Company's operations as a result of COVID-19.

The Company will continue to closely monitor the potential impact of COVID-19 on its business.  Should the duration, spread or intensity of the COVID-19 pandemic deteriorate in the future, there could be a potentially material and negative impact on the Company's business, including the market for its securities, the ability to raise capital, and the valuation of its non-financial assets including mineral property, plant and equipment and intangibles due to sustained decreases in metal prices.  Impacts from COVID-19 could also include a temporary cessation of operations due to a localized outbreak amongst Company personnel or in the Company's supply chain.

2. Summary of Significant Accounting Policies

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2020.  These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.  The financial statements were approved by the Board of Directors on May 6, 2021.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

3. Mineral Property Agreements

NorthMet, Minnesota, U.S.A.

Pursuant to an agreement dated January 4, 1989, subsequently amended and assigned, the Company leases certain mineral property rights in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P.  Provided the Company continues to make annual lease payments, the lease period continues until June 12, 2048 with an option to extend the lease for up to five additional ten-year periods on the same terms and further extend as long as there are commercial mining operations.  All lease payments have been paid to date with the next annual payment of $0.175 million due in January 2022.

Pursuant to an agreement dated December 1, 2008, the Company leases certain mineral property rights in St. Louis County, Minnesota from LMC Minerals.  Provided the Company continues to make annual lease payments, the lease period continues until December 1, 2028 with an option to extend the lease for up to four additional five-year periods on the same terms.  All lease payments have been paid to date with the next annual payment of $0.030 million due in November 2021.

The lease payments are considered advance royalty payments and will be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return per ton received by the Company. The Company's recovery of $3.370 million in advance royalty payments to RGGS Land & Minerals Ltd., L.P. is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year. The Company's recovery of $0.279 million in advance royalty payments to LMC Minerals is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

4. Mineral Property, Plant and Equipment

Details of the Mineral Property, Plant and Equipment are as follows:

Net Book Value	Mineral Property	Plant and Equipment	Total
Balance at December 31, 2020	$414,709	$850	$415,559
Additions	1,750	-	1,750
Depreciation	-	(52)	(52)
Balance at March 31, 2021	416,459	798	417,257
Gross carrying value	463,627	2,166	465,793
Accumulated depreciation and impairment	$(47,168)	$(1,368)	$(48,536)

Mineral Property	March 31, 2021	December 31, 2020
Mineral property acquisition and interest costs	$79,625	$79,625
Mine plan and development	52,384	52,178
Environmental	146,827	146,094
Consulting and wages	62,375	61,653
Reclamation and remediation (Note 6)	44,584	44,584
Site activities	30,586	30,497
Mine equipment	78	78
Total	$416,459	$414,709

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

4.    Mineral Property, Plant and Equipment - Continued

In November 2005, the Company acquired from Cliffs Erie LLC, a subsidiary of Cleveland Cliffs Inc. (together "Cliffs") large parts of a processing facility located approximately six miles from the ore body.  In December 2006, the Company acquired from Cliffs additional property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the processing facility. The transaction also included a railcar fleet, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices on site and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.  The consideration paid for the processing facility and associated infrastructure was $18.9 million in cash and $13.953 million in shares. As part of the consideration, the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property (see Note 6).

During the three months ended March 31, 2021, the Company capitalized development costs of $1.750 million (March 31, 2020 - $2.908 million) necessary to bring the Project to commercial production.  No borrowing costs were capitalized during the three months ended March 31, 2021 due to suspension of capitalization following the asset impairment recorded during the year ended December 31, 2019.  As Project assets are not in use or capable of operating in a manner intended by management, no depreciation or amortization of these assets has been recorded to March 31, 2021.

The Company regularly assesses whether there are indicators of asset impairment. No indicators of asset impairment were identified during the first quarter of 2021.

5. Intangibles

Details of the Intangibles are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Intangibles - beginning of period	$24,390	$24,380
Additions	-	62
Amortization	(12)	(52)
Intangibles - end of period	24,378	24,390
Gross carrying value	24,442	24,442
Accumulated amortization	$(64)	$(52)

In October 2017, the Company entered into an agreement with EIP Credit Co., LLC to reserve wetland mitigation bank credits the Company can use for the Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  Annual option payments of $0.250 million are expensed as incurred whereas option exercise payments are recorded to Intangibles and transferred to Mineral Property, Plant and Equipment once placed into service.  As at March 31, 2021, the carrying amount of wetland mitigation bank credit intangibles was $24.185 million (December 31, 2020 - $24.185 million).

During the three months ended March 31, 2021, the Company capitalized $nil related to software costs (December 31, 2020 - $0.062 million).  As at March 31, 2021, the carrying amount of software intangibles was $0.192 million (December 31, 2020 - $0.205 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

6. Environmental Rehabilitation Provision

Details of the Environmental Rehabilitation Provision are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Environmental Rehabilitation Provision - beginning of period	$51,750	$52,525
Change in estimate	-	(2,315)
Liabilities discharged	(60)	(543)
Accretion expense	479	2,083
Environmental Rehabilitation Provision - end of period	52,169	51,750
Less: current portion	(1,193)	(893)
Non-current portion	$50,976	$50,857

Federal, state and local laws and regulations concerning environmental protection affect the Company's assets.  As part of the consideration for the asset acquisitions from Cliffs (see Note 4), the Company indemnified Cliffs for reclamation and remediation obligations of the acquired property.  The Company's provisions are based upon existing laws and regulations.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

The Company's best estimate of the environmental rehabilitation provision as at March 31, 2021 was $52.169 million (December 31, 2020 - $51.750 million) based on estimated cash flows required to settle this obligation in present day costs of $67.537 million (December 31, 2020 - $67.597 million), a projected inflation rate of 2.0% (December 31, 2020 - 2.0%), a market risk-free nominal interest rate of 3.7% (December 31, 2020 - 3.7%) and expenditures expected to occur over a period of approximately 30 years.  The carrying value of the provision is sensitive to the estimates and assumptions used in its measurement.  If the discount rate had been 1% lower than management's estimate, the liability would have increased by $8.1 million as at March 31, 2021 and conversely, if the discount rate had been 1% higher than management's estimate, the liability would have decreased by $6.5 million as at March 31, 2021.

On November 1, 2018, the Company received the Permit to Mine and certain other permits for the Project from the MDNR which included a schedule for financial assurance obligations, including required cash contributions to a trust fund. The Company has satisfied its current financial assurance obligations primarily by establishing and contributing $10.0 million in restricted deposits to a trust fund and providing $65.0 million in surety bonds and letters of credit, with the MDNR as the beneficiary in each case. Financial assurance obligations are reviewed annually based on the Company's planned reclamation activities, with the total assurance and related financial instruments adjusted accordingly. The Company may terminate these financial instruments, partially or in full, only upon fulfilling site reclamation requirements and receiving approval from the MDNR.  Future required cash contributions to the trust fund are $2.0 million per year beginning in the first year of mining operations and continue until the eighth year after which annual contributions will be prorated based on the expected reclamation obligation at the end of mining.  In addition, the Company provided Cliffs with a $13.4 million letter of credit to satisfy requirements under the asset acquisition agreements and related obligations.  There were no changes in the financial assurance obligations during the three month period ended March 31, 2021.  As at March 31, 2021, the trust fund balance was $13.253 million (December 31, 2020 - $12.725 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

7. Glencore Financing

Since October 2008, the Company and Glencore have entered into a series of financing agreements resulting in the following financial interests as at March 31, 2021:

  Equity - 72,008,404 common shares of the Company acquired between 2009 and 2019 representing 71.4% of the Company's issued shares;
  Convertible debt (see Note 8) - $30.0 million initial principal unsecured convertible debentures due March 31, 2023; and
  Promissory note (see Note 9) - $15.0 million initial principal note due December 31, 2021.

See additional discussion of Glencore agreements in Notes 8 and 9.

8. Convertible Debt

Details of the Convertible Debt are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Convertible Debt - beginning of period	$18,747	$-
Fair value of debenture funding	5,801	17,912
Change due to modification	-	-
Accretion and capitalized interest	520	835
Repayment	-	-
Convertible Debt - end of period	$25,068	$18,747

On March 17, 2020, the Company agreed to issue unsecured convertible debentures to Glencore in four tranches with a total minimum principal amount of $20.0 million and total maximum principal amount of $30.0 million, the amount of each tranche to be determined jointly by the Company and Glencore.  The debentures are due on the earlier of March 31, 2023 or upon $100 million of Project financing.  Interest accrues on the balance drawn at 4% per annum and the principal amount of the debentures is convertible into common shares of the Company at a conversion price equal to $2.223.

The first tranche in the amount of $7.0 million was issued on March 18, 2020, the second tranche in the amount of $7.0 million was issued on June 23, 2020, the third tranche in the amount of $9.0 million was issued on September 30, 2020 and the final tranche of $7.0 million was issued on January 28, 2021.

The convertible debenture proceeds were bifurcated between the debt and equity components.  The fair value of the debt component was estimated using a discounted cash flow model method.  The fair value of the debt component issued during the first quarter of 2021 was $5.801 million with the residual of $1.199 million allocated to equity.  The debt component has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method.  No borrowing costs were capitalized during the first quarter of 2021.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

9. Promissory Note

Details of the Promissory Note are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Promissory Note - beginning of period	$16,629	$15,501
Funding, net of costs	-	-
Accretion and capitalized interest	260	1,128
Promissory Note - end of period	16,889	16,629
Less: current portion	(16,889)	-
Non-current portion	$-	$16,629

On August 7, 2019, the Company issued to Glencore a promissory note in the amount of $15.0 million.  The promissory note is due on the earlier of December 31, 2021 or upon the availability of at least $100 million of debt or equity financing.  Interest accrues on the balance at three month U.S. dollar LIBOR plus 6.0%.  No borrowing costs were capitalized during the first quarter of 2021.

10. Share Capital

a) Issuances for Cash

There were no shares issued for cash during the three months ended March 31, 2021 or year ended December 31, 2020.

b) Share-Based Compensation

The Omnibus Share Compensation Plan ("Omnibus Plan") was created to align the interests of the Company's employees, directors, officers and consultants with those of shareholders.  Effective May 25, 2007, the Company adopted the Omnibus Plan, which was approved by the Company's shareholders on June 27, 2007, modified and further ratified and reconfirmed by the Company's shareholders most recently on June 27, 2018.  The Omnibus Plan restricts the award of share options, restricted shares, restricted share units, and other share-based awards to 10% of the common shares issued and outstanding on the grant date, excluding 250,000 common shares underlying options pursuant to an exemption approved by the Toronto Stock Exchange.

During the three months ended March 31, 2021, the Company recorded $0.536 million for share-based compensation (March 31, 2020 - $0.654 million) with $0.400 million expensed to share-based compensation (March 31, 2020 - $0.511 million) and $0.136 million capitalized to mineral property, plant and equipment (March 31, 2020 - $0.143 million).  The offsetting entries were to equity reserves for $0.144 million (March 31, 2020 - $0.364 million), share capital for $0.204 million (March 31, 2020 - $0.150 million) and payables for $0.188 million (March 31, 2020 - $0.140 million).  Total share-based compensation for the period comprised $nil for share options (March 31, 2020 - $0.029 million), $0.332 million for restricted share units (March 31, 2020 - $0.475 million), and $0.204 million for issuance of 58,032 unrestricted shares (March 31, 2020 - $0.150 million for 57,481 shares).  Vesting of restricted share units during the period resulted in $0.605 million being transferred from equity reserves to share capital (March 31, 2020 - $0.400 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

c) Share Options

Share options granted may not exceed a term of ten years and the expiration date is accelerated if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the share options outstanding are as follows:

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of period	2,295,200	$7.51	2,406,600	$7.68
Granted	-	-	25,000	3.90
Expired	(359,900)	9.22	(136,400)	9.84
Outstanding - end of period	1,935,300	$7.19	2,295,200	$7.51

Range of Exercise Prices	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Weighted Average Remaining Life
3.90 to 7.00	793,600	793,600	$6.17	1.63
7.01 to 8.70	966,700	896,800	7.68	2.54
8.71 to 13.00	175,000	175,000	9.21	2.13
	1,935,300	1,865,400	$7.19	2.13

As at March 31, 2021 all outstanding share options had vested and were exercisable, with the exception of 69,900, which are scheduled to vest upon production.  The outstanding share options have expiry periods between 0.77 and 9.24 years and are expected to primarily be settled in shares upon exercise.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

d) Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted are forfeited if the grantee ceases to be an eligible person under the Omnibus Plan.

Details of the restricted shares and restricted share units are as follows:

	Three months ended March 31, 2021	Year ended December 31, 2020
Outstanding - beginning of period	1,151,035	464,886
Granted	24,063	918,252
Vested	(151,140)	(221,979)
Forfeited	-	(10,099)
Rounding due to share consolidation	-	(25)
Outstanding - end of period	1,023,958	1,151,035

As at March 31, 2021, outstanding restricted shares and restricted share units are scheduled to vest upon completion of specific targets or dates (Construction Finance - 86,557; Production - 45,261; January 2022 - 801,632 and Other - 6,250).  The remaining 84,258 outstanding restricted share units have vested but share delivery is deferred until retirement, termination, or death.  The Company expects 361,321 outstanding restricted share units will be settled in cash and the remainder will be settled in shares as allowed under the Omnibus Plan.

During the three months ended March 31, 2021, the Company granted 24,063 restricted share units (March 31, 2020 - 918,252) which had a fair value of $0.090 million (March 31, 2020 - $2.389 million) to be expensed and capitalized over the vesting periods.

During the three months ended March 31, 2021, there were 85,510 restricted share units (March 31, 2020 - 52,731) settled upon vesting with shares and 65,630 restricted share units (March 31, 2020 - 28,306) settled upon vesting with cash for $0.209 million (March 31, 2020 - $0.065 million).

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

10. Share Capital - Continued

e) Bonus Shares

The bonus share incentive plan was established for the Company's directors and key employees and was approved by the disinterested shareholders at the Company's shareholders' meeting held in May 2004.  The Company has authorized 364,000 bonus shares for the achievement of Milestone 4 representing commencement of commercial production at NorthMet.  At the Company's

Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved issuance of these shares upon achievement of Milestone 4.  Regulatory approval is also required prior to issuance of these shares.  The fair value of these unissued bonus shares has been fully amortized.

Details of the bonus shares are as follows:

	Three months ended March 31, 2021		Year ended December 31, 2020
	Allocated	Authorized & Unissued	Allocated	Authorized & Unissued
Outstanding - beginning of period	270,000	364,000	270,000	364,000
Outstanding - end of period	270,000	364,000	270,000	364,000

f) Share Purchase Warrants

Details of the share purchase warrants are as follows:

	Three months ended March 31, 2021		Year ended December 31, 2020
	Number of Purchase Warrants	Weighted Average Exercise Price	Number of Purchase Warrants	Weighted Average Exercise Price
Outstanding - beginning of period	3,137,918	$8.04	3,137,918	$8.04
Outstanding - end of period	3,137,918	$8.04	3,137,918	$8.04

The outstanding share purchase warrants have expiry periods between 0.55 years and 3.00 years, subject to acceleration in certain circumstances.

11. Finance Costs - Net

Details of net finance costs are as follows:

	Three months ended
	March 31, 2021	March 31, 2020
Debt accretion and interest:
Convertible debt (Note 8)	$520	$19
Promissory note (Note 9)	260	310
Environmental rehabilitation accretion (Note 6)	479	525
Restricted deposit (gain)/loss	(277)	1,647
Cash interest income	(2)	(18)
Other finance costs	10	14
Finance costs - net	$990	$2,497

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

12. Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	Three months ended
	March 31, 2021	March 31, 2020
Salaries and other short-term benefits	$1,035	$1,344
Other long-term benefits	16	20
Share-based payment (1)	298	594
Total	$1,349	$1,958

(1) Share-based payment represents the amount capitalized or expensed during the period (see Note 10).

Agreements with senior management contain severance provisions in certain circumstances, including for example, for termination without cause by the Company, termination by the employee for good reason (as defined in the agreement) or in connection with a change of control.  Other than Jonathan Cherry, no PolyMet director has an agreement providing for benefits upon termination.

As a result of Glencore's ownership and majority shareholder relationship, it is also a related party.  In addition to the transactions described in Notes 7, 8 and 9 the Company is a party to a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for Project technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the three months ended March 31, 2021, the Company recorded $0.020 million (March 31, 2020 - $0.083 million) for services under this agreement.

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that give rise to firm commitments for future minimum payments.  In addition to items described elsewhere in these financial statements, as at March 31, 2021, the Company had firm commitments of approximately $0.436 million with approximately $0.064 million due over the next year and the remainder due over the following three years.

The Company is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company's belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  As a result of the assessment, no significant contingent liabilities were recorded as at March 31, 2021.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management

The carrying values of each classification of financial instrument as at March 31, 2021 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$6,463	$-	$6,463
Restricted deposits	419	12,834	13,253
Amounts receivable and other assets	665	2,220	2,885
Total financial assets	7,547	15,054	22,601

Financial liabilities
Accounts payable and accruals	2,718	726	3,444
Convertible debt	25,068	-	25,068
Promissory note	16,889	-	16,889
Lease liabilities	531	-	531
Total financial liabilities	$45,206	$726	$45,932

The carrying values of each classification of financial instrument as at December 31, 2020 are:

	Amortized Cost	Fair value through profit or loss	Total carrying value
Financial assets
Cash	$3,554	$-	$3,554
Restricted deposits	575	12,401	12,976
Amounts receivable and other assets	650	2,382	3,032
Total financial assets	4,779	14,783	19,562

Financial liabilities
Accounts payable and accruals	2,620	772	3,392
Convertible debt	18,747	-	18,747
Promissory note	16,629	-	16,629
Lease liabilities	557	-	557
Total financial liabilities	$38,553	$772	$39,325

Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 -  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -  Inputs for the asset or liability that are not based on observable market data.

PolyMet Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
As at March 31, 2021 and for the three months ended March 31, 2021
Unaudited - Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

14. Financial Instruments and Risk Management - Continued

Financial instruments measured at fair value subsequent to recognition include restricted deposits (see Note 6) measured at fair value through profit or loss using Level 1 inputs resulting in a carrying value of $12.834 million (December 31, 2020 - $12.401 million), amounts receivable measured at fair value through profit or loss using Level 3 inputs resulting in a carrying value of $2.220 million (December 31, 2020 - $2.382 million) and accruals for expected payments to settle restricted share units measured at fair value through profit or loss using Level 2 inputs resulting in a carrying value of $0.726 million (December 31, 2020 - $0.772 million).

The fair values of the convertible debt and promissory note approximate the carrying amount at amortized cost using the effective interest method.  The fair values of other financial assets and other financial liabilities approximate their carrying amounts due to their short-term nature.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash.  See additional discussion in Note 1.

15. Subsequent Event

On April 28, 2021, the Minnesota Supreme Court overturned a decision by the Court of Appeals that had remanded the Permit to Mine and dam safety permits back to the MDNR for an open-ended contested case hearing and instead limited the contested case hearing to one specific, narrow, issue, regarding the effectiveness of bentonite clay capping for eventual closure of the tailings basin.  PolyMet cannot act on these permits until the litigation is resolved of which the timing is uncertain.